FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of April, 2003

                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL-52QG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F X   Form 40-F
                                      -

Indicate  by  check  mark  whether  the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X
                                           -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                EXPLANATORY NOTE

PURPOSE OF FILING

The purpose of this report is to make public in the United States the preliminary financial report for the Registrant and its subsidiaries for the year ended December 31, 2002. The summary financial statements included herein are based on United States generally accepted accounting principles ("US GAAP"). However, they omit footnote disclosures required under US GAAP.

The Company has released results to the London Stock Exchange which have been prepared in accordance with United Kingdom generally accepted accounting principles which are presented in pounds sterling (the "UK Results"). The UK Results have been distributed to the Company's shareholders.

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the Registrant's expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations and words such as "anticipate," "am confident", "believe," "plan," "estimate," "expect," "intend" and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain, and actual future results and trends for the Registrant may differ materially depending on a variety of factors.

The enclosed press release, which is presented in dollars, has been released to the American Stock Exchange and in the United States as follows:

FRIDAY 4TH APRIL 2003

VI GROUP PLC.
                           (AIM (VIG) AND AMEX (GVI))

PRELIMINARY RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002

VI Group Plc. ("VI" or "the Company"), one of the leading software providers to the mold and die industry, today announces another year of significant growth in its revenues for the year ended 31st December 2002. Profits have been impacted by the investments made in acquiring a new product line during the year and other investments designed to position the Company for future growth, but are ahead of recent expectations.

SUMMARY

     -    Revenue up 21.1% to $11.3m (2001: $9.3m)
     -    EBITDA of $778,000 (2001: $1,492,000)
     - Pre tax profits reduced to $376,000 (2001: $1,010,000), but ahead of recent expectations
     - Acquisition of Vero Tooling Systems of Canada completes the VI presence in the North American market around the "Detroit mold and die area"
     - Acquisition of Machining Strategist business adds 3D CAM distribution and provides a foundation for enhanced future CAM sales
     - Very strong growth in North America, plus continued expansion in Germany and Italy despite economic uncertainties in all areas

Don Babbs, Chief Executive of VI, commented:

"In a very busy year for VI, we have grown revenues faster than our competitors and against the background of a poor economic climate. As we envisaged, we have taken part in the consolidation of the CAM market and invested heavily in the future expansion of our business. We are confident that product sales will continue to grow substantially."

                                    - Ends -

FOR FURTHER INFORMATION PLEASE CONTACT:

VI GROUP PLC IN THE UK              TEL: +44 (0)1453 732 900


Don Babbs, Chief Executive


Julie Randall, Chief Accountant

VI GROUP PLC IN THE US              TEL: +(203) 254 8912


Elliot Miller, Vice Chairman

Attached :  Chairman's Statement
               Operating and Financial Review
               Unaudited Consolidated Balance Sheets
               Unaudited Consolidated Statement of Operations
               Unaudited Consolidated Statements of Cash Flows

CHAIRMAN'S STATEMENT

VI Group is reporting its financial results for 2002 against a background of unprecedented world uncertainty - record stock market lows, a further year of falling UK manufacturing production, US economic difficulties and another problematic year for the automotive sector. Despite this background, VI has achieved a 21% growth in revenues to $11.3m (2001: $9.3m) and invested heavily for its future prosperity, resulting in a pre-tax profit of $0.4m (2001: $1.0m).

We have been quick to put the $4.6m of funds raised in the Spring to good use in structuring for further growth and in the acquisition of the Machining Strategist product line. Few companies in our sector have managed to grow sales significantly during 2002 and these investments have provided for an acceleration of our future growth plans. There is a lag between the timing of the investments and the return, and the result was an initial reduction in profit in the financial year prior to achieving the full sales benefit.

The Company successfully listed on the American Stock Exchange (AMEX) in New York in October 2002 and this development provides further currency for future acquisition possibilities in North America where valuations are now more inviting than before. With this strategy in mind, the Company has entered into an agreement with Hemisphere Capital to initially provide a convertible loan of $1.0m with the availability of further acquisition finance in the future.

The Machining Strategist acquisition is an important step in providing a shop floor based 3D CAM product as part of our mold and die offering and will be a fundamental element in the portfolio for developing our OEM channels.

The acquisition of the Canadian company of our former distributor Vero Tooling also provided an opportunity to address seamlessly the important mold and die corridor between Detroit and Toronto.

Once again, the efforts and sacrifices of our staff in expanding our business that have been paramount to the year's growth should not be overlooked. Much of our success has resulted from the efforts of product managers and developers to provide ever improving products that match customer requirements. These endeavors have been complemented by the diligence and dedication of our customer support staff, resulting in further improvements in our software maintenance business.

The Company continues its twin strategy of broadening the product offering to achieve organic growth and market share whilst taking an opportunistic approach to the consolidation of the CAM market.

The current year is, once again, a difficult year to forecast but I am confident that we will see significant growth following the investments made in 2002.

Stephen Palframan
Chairman
4th April 2003

OPERATING AND FINANCIAL REVIEW



VI Group has produced yet another year of strong revenue growth, an increase of 21% on 2001, against a difficult economic background. The Company grew particularly strongly in the two highly competitive markets of North America (where sales more than doubled) and Germany (+18%), thanks to well organized local sales activities and improved product capabilities. With the exception of the UK, where the continuing engineering recession had a negative effect on sales (-3%) our more traditional market strongholds of Italy (+6%) and Japan
(+8%)  also  grew  despite  their  own  market  uncertainties.

Following the investment by new and existing institutional investors in April the Company embarked on a plan to further accelerate growth - in development terms, completing its product line by providing end to end design- to- build capabilities; and in sales terms, by the expansion of resources for our direct sales offices. This foundation for accelerated growth had the short term effect of keeping earnings before interest, tax, depreciation and amortization (EBITDA) lower at $778,000 (2001: $1,492,000), and reducing pre-tax profits to $376,000
(2001:  $1,010,000).

New Operations


The Company opened new branch offices in France near Lyon and Lille with the objective of directly addressing the second largest European mold and die software market. This operation should improve our market presence in a country where our technology has already been widely acknowledged. Similarly the purchase of our Canadian distributor, Vero Tooling also provides us with an opportunity to build on their experience in the important 'border' mold and die sector by integrating the operation with our existing Detroit office. Since the acquisition in July, the two offices have been working closely together on some of the largest mold builder accounts in North America.

The most significant event of the year was our largest acquisition to date. The Company purchased the Machining Strategist business belonging to NC Graphics (Cambridge) Ltd.: Machining Strategist is a 3D computer aided manufacturing
(CAM) product with a good reputation as a fast and easy to use CAM system. The development team now forms our Cambridge based Technology Center from which we will further develop Machining Strategist as an automated shop floor programming system. Many of Machining Strategist's techniques will be incorporated in our VISI-Series products during this year.

Operating Expenses


Gross profit increased to $8.9m, representing 79% of revenue (2001: $7.3m and 78%) after deducting the cost of product sales and providing maintenance services.

Selling expenses rose 51% to $4.4m attributable in part to the new activities outlined above as well as the inclusion of the first full financial year of operation of the Detroit office. Administrative expenses were 47% higher at $2.5m for similar reasons. The Company also strengthened its information technology infrastructure to one more appropriate for its expanded activities and this contributed to increased administration costs.

Product Development and Other Operating Income


The last quarter saw a new release of VISI-Series which includes a large number of additional design capabilities for the production of electrodes, automatic drilling of complex mold plates, the parametric design of progressive die strips and numerous 3D modeling features. These additions have been well received by distributors and customers alike and place VISI-Series very firmly in the lead as a premier mold design package. Product development costs increased slightly at $1.2m but this fails to reflect an underlying growth of about 37% when the effects of development grants are excluded and are the result of additional investments made in expanding the breadth of the product.

The Company finally received approval of its application for a Eureka grant based on a collaborative European research and development project for mold making software. The project started in July 2001 and is scheduled to continue until the end of December 2003. This grant has been partially recognized as a reduction of development costs.

Taxation and Earnings per Share


The Company made a loss of $74,000 (2001: Profit of $595,000) after applying a tax charge of $450,000. Most of this tax charge originates in Italy. It includes taxes not relating directly to current profitability and so distorts any calculation of a tax rate as measured against pre-tax profits.

Basic and fully diluted losses per share were 0.2 cents (2002: Earnings per share 2.9 cents) reflecting the tax charge and reduced pre-tax profit.

Cash flow and net funds


Cash outflow from operations was $0.5m compared to $0.1m in 2001 as a result of the additional spending in the expansion of sales outlets and the product line. Cash balances at the year end were $1.9m (2001: $0.7m), with $0.7m of short-term borrowings (2001: $0.6m), giving a net cash figure of $1.2m (2001: $0.1m). The increase in net funds reflects the residual amount of cash remaining from the funds raised earlier in the year.

FINANCE RAISING AND INVESTOR ACTIVITIES

The Company raised $4.6m of funds from institutional investors in May against the issue of 14.7 million new shares. Both new and existing institutional shareholders participated in this placement which has undoubtedly assisted the Company in accelerating its growth.

The Company proceeded with its plan to list American Depositary Receipts ("ADR's") on the American Stock Exchange and trading commenced on October 28th 2002 with each ADR representing twenty underlying common shares.

In conclusion, 2002 has been a growth year in which we have invested for future returns. Naturally, not all of these activities could bear their full fruit during 2002 and we expect still further growth during the coming year.

Don Babbs
Chief Executive
4th April 2003


Note: As the Company is listed on both the London Stock Exchange AIM market and the American Stock Exchange (AMEX) it is issuing two simultaneous announcements concerning the results. The results will appear differently in each announcement as they are made in UK and US$ and according to the differing UK and US accounting standards ("GAAP").

VI GROUP PLC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                  YEAR ENDED
                                                 31 DECEMBER

                                                2002     2001
                                                $'000    $'000
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents                        1,907     746
Accounts Receivable, net of allowance
For doubtful accounts of $376, $115              6,673   4,347
Inventory                                           32      40
Prepaid expenses and other assets                2,343   1,173
                                               -------  -------
TOTAL CURRENT ASSETS                            10,955   6,306
                                               -------  -------

Property Plant and Equipment net                 1,024     573
Accounts and loan note                             118     536
Other assets                                     3,285     731
                                               -------  -------
TOTAL ASSETS                                    15,382   8,146
                                               -------  -------

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Bank overdraft and other short term debt           758     627
Current portion of long term debt                  122      86
Accounts payable                                   923     766
Accrued liabilities and other creditors          2,506   1,524
Income taxes                                       396     251
                                               -------  -------
TOTAL CURRENT LIABILITIES                        4,705   3,254
                                               -------  -------

Capital lease obligations                          224      56
Bank & Mortgage loans                               13      29
Accrued liabilities                                389     280
                                               -------  -------
TOTAL LIABILITIES                                5,330   3,619
                                               -------  -------

SHAREHOLDERS' EQUITY
Common stock                                       292     175
Additional paid-in capital                       8,922   4,286
Retained earnings (accumulated defecit)            646     720
Accumulated other comprehensive income (loss)      192    (654)
                                               -------  -------
TOTAL SHAREHOLDERS' EQUITY                      10,052   4,527
                                               -------  -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      15,382   8,146
                                               -------  -------

VI GROUP PLC.
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                                           YEAR ENDED
                                                          31 DECEMBER

                                                         2002      2001
                                                        $'000     $'000
NET REVENUE
Product Revenue                                          8,599     7,770
Service Revenue                                          2,678     1,538
                                                       --------  --------
TOTAL NET REVENUE                                       11,277     9,308

COST OF REVENUE
Cost of Product                                         (1,501)   (1,412)
Cost of service                                           (884)     (595)
                                                       --------  --------
TOTAL COST OF REVENUE                                   (2,385)   (2,007)
GROSS PROFIT                                             8,892     7,301

OPERATING EXPENSES
Selling Expenses                                         4,362     2,886
General and administration                               2,520     1,719
Product development                                      1,232     1,204
                                                       --------  --------
Total operating expenses excluding depreciation and      8,114     5,809
                                                       --------  --------
amortization

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND            778     1,492
AMORTIZATION ('EBITDA')

Depreciation                                               292       234
Amortization of goodwill and other intangible assets       145       250
                                                       --------  --------
TOTAL OPERATING EXPENSES                                 8,551     6,293


Income from operations                                     341     1,008
                                                       --------  --------
           Continuing operations                            66      1008
            Acquisitions                                   275
                                                       --------
                                                           341      1008
                                                       --------  --------
Other Income
Net interest income                                         35         2
INCOME BEFORE INCOME TAXES                                 376     1,010
Income tax                                                (450)     (415)
                                                       --------  --------
NET INCOME (LOSS)                                          (74)      595
                                                       --------  --------

Earnings (loss) per share
- Basic                                                $(0.002)  $ 0.029
- Diluted                                              $(0.002)  $ 0.029

VI GROUP PLC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         YEAR ENDED
                                                         31 DECEMBER

                                                        2002     2001
                                                       $'000     $'000
CASH FLOWS FROM OPERATING ACTIVITIES                      (74)     595
Net Income
Income charges not affecting cash:
Depreciation and amortization                             437      484
(Profit) loss on disposal of property, plant and          (28)      12
equipment
Exchange differences                                      593      102
Movements in working capital:
Increase in accounts receivable and prepaid expenses   (2,418)   (1764)
Decrease  (increase) in inventory                          14       (2)
Increase in accounts payable and other liabilities      1,018      452
                                                      --------  -------

CASH FLOW FROM OPERATING ACTIVITIES                      (458)    (121)
                                                      --------  -------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment               (701)    (281)
Additions to software licenses                         (1,328)     (20)
Proceeds from sale of property, plant and equipment        75       22
Purchase of businesses                                 (1,357)    (398)
                                                      --------  -------

CASH FLOW FROM INVESTING ACTIVITIES                    (3,311)    (677)

CASH FLOW FROM FINANCING ACTIVITES
Issue of share capital                                  4,753      367
Bank overdraft increase                                    19      183
Mortgage loans repayments                                 (66)     (58)
Capital lease repayments                                  224      (20)
                                                      --------  -------

CASHFLOWS FROM FINANCING ACTIVITIES                     4,930      472
                                                      --------  -------

Net increase (decrease) in cash and cash equivalents
                                                        1,161     (326)
                                                                -------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              746    1,072
                                                      --------  -------

CASH AND CASH EQUIVALENTS, END OF YEAR                  1,907      746
                                                      --------  -------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                               VI GROUP PLC

                               By  /s/ Elliot I. Miller
                                   ----------------------------
                                   Elliot I. Miller

                                   Director and Deputy Chairman

                                   of VI Group plc


Date: April 10, 2003


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